EXHIBIT 99.12
Indian GAAP Consol

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Balance Sheet as at	Schedule	December 31, 2006	March 31, 2006

SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	279	138
Reserves and surplus	2	9,436	6,828
		9,715	6,966
MINORITY INTEREST		-	68
		9,715	7,034
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		4,308	2,983
Less: Accumulated depreciation and amortization		1,695	1,328
Net book value		2,613	1,655
Add: Capital work-in-progress		578	571
		3,191	2,226
INVESTMENTS	4	2,192	755
DEFERRED TAX ASSETS	5	83	65
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	2,216	1,608
Cash and bank balances	7	1,848	3,429
Loans and advances	8	1,786	1,297
		5,850	6,334
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,275	934
Provisions	10	326	1,412
NET CURRENT ASSETS		4,249	3,988
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22	9,715	7,034

The schedules referred to above are an integral part of the consolidated balance sheet.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	President, Chief Operating Officer	Director
Membership No.32815	and Chief Mentor	and Managing Director	and Joint Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman	S. D. Shibulal
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
January 11, 2007	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Quarter ended		Nine months ended
		December 31,		December 31,
		2006	2005	2006	2005

Income from software services, products and business process management		3,655	2,532	10,121	6,897
Software development and business process management expenses	11	1,938	1,327	5,437	3,644
GROSS PROFIT		1,717	1,205	4,684	3,253
Selling and marketing expenses	12	236	158	661	448
General and administration expenses	13	285	186	829	547
		521	344	1,490	995
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST		1,196	861	3,194	2,258
Interest		-	-	-	-
Depreciation		141	117	369	293
OPERATING PROFIT BEFORE TAX MINORITY INTEREST AND EXCEPTIONAL ITEMS		1,055	744	2,825	1,965
Other income, net	14	59	(5)	253	68
Provision for investments		-	-	3	1
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS		1,114	739	3,075	2,032
Provision for taxation on the above	15	130	83	359	233
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS		984	656	2,716	1,799
Income on sale of investments, net of taxes (refer to note 22.2.20)		-	-	6	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST		984	656	2,722	1,799
Minority interest		1	7	10	13
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST		983	649	2,712	1,786
Balance Brought Forward		3,626	2,350	2,219	1,415
Less: Residual dividend paid		-	-	4	-
Additional dividend tax		-	-	1	-
		3,626	2,350	2,214	1,415
AMOUNT AVAILABLE FOR APPROPRIATION		4,609	2,999	4,926	3,201
Dividend
Interim		-	-	278	177
Final		-	-	-	-
Total dividend		-	-	278	177
Dividend tax		-	-	39	25
Balance in profit and loss account		4,609	2,999	4,609	2,999
		4,609	2,999	4,926	3,201
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before Exceptional items
Basic		17.64	11.85	48.75	32.80
Diluted		17.24	11.52	47.61	31.87
After Exceptional items
Basic		17.64	11.85	48.88	32.80
Diluted		17.24	11.52	47.73	31.87
Number of shares used in computing earnings per share
Basic		55,70,34,398	54,75,42,952	55,48,77,140	54,45,78,758
Diluted		56,97,17,084	56,32,09,906	56,81,73,059	56,04,86,992
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
 * Refer to note 22.2.18

The schedules referred to above form an integral part of the consolidated profit and loss account.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	President, Chief Operating Officer	Director
Membership No.32815	and Chief Mentor	and Managing Director	and Joint Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman	S. D. Shibulal
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
January 11, 2007	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Nine months ended December 31,
		2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax, minority interest and exceptional items		3,075	2,032
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		369	293
Interest and dividend income		(194)	(133)
Profit on sale of liquid mutual funds		(8)	-
Provisions for investments		3	1
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(27)	(3)
Changes in current assets and liabilities
Sundry debtors		(608)	(72)
Loans and advances	16	(235)	(59)
Current liabilities and provisions	17	339	176
Income taxes paid	18	(306)	(257)
NET CASH GENERATED BY OPERATING ACTIVITIES		2,408	1,978
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	19	(866)	(815)
Proceeds on disposal of fixed assets		-	-
Payment for intellectual property rights (refer to note 22.2.19)		14	-
Investments in securities	20	(1,432)	(995)
Acquisition of minority interest in subsidiary		(599)	-
Interest and dividend income		194	133
Cash flow from investing activities before exceptional items		(2,689)	(1,677)
Proceeds on sale of long term Investments (net of taxes)		6	-
NET CASH USED IN INVESTING ACTIVITIES		(2,683)	(1,677)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		423	453
Dividends paid during the period, including dividend tax		(1,532)	(403)
NET CASH USED IN FINANCING ACTIVITIES		(1,109)	50
Effect of exchange differences on translation of foreign currency cash and cash equivalents		27	4
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(1,357)	355
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		3,956	1,790
CASH AND CASH EQUIVALENTS AT THE END OF THEPERIOD	21	2,599	2,145
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the consolidated cash flow statement.

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	President, Chief Operating Officer	Director
Membership No.32815	and Chief Mentor	and Managing Director	and Joint Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Rama Bijapurkar	Claude Smadja
	Director	Director	Director	Director

	Sridar A. Iyengar	David L Boyles	Jeffrey Lehman	S. D. Shibulal
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
January 11, 2007	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Schedules to the Consolidated Balance Sheet as at		December 31, 2006	March 31, 2006

1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (30,00,00,000) equity shares	300	150
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	279	138
	55,78,48,468 (27,55,54,980) equity shares fully paid up
	[Of the above, 53,53,35,478 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
		279	138
	Forfeited shares amounted to Rs. 1,500/- (Rs 1,500/-)
	* For details of options in respect of equity shares, refer to note 22.2.7
	* Refer to note 22.2.18 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	5	5
	Capital reserve on consolidation	-	49
	Share premium account - As at April 1,	1,543	900
	Add: Receipts on exercise of employee stock options	418	571
	Income Tax benefit arising from exercise of stock options	-	72
		1,961	1,543
	General reserve - As at April 1,	3,012	2,770
	Less: Capitalized on issue of bonus shares	138	-
	Gratuity transitional liability (refer to note 22.2.21)	13	-
	Add: Transfer from the Profit and Loss Account	-	242
		2,861	3,012
	Balance in Profit and Loss Account	4,609	2,219
		9,436	6,828

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore except as otherwise stated
3	FIXED ASSETS
	Particulars	Original cost				Depreciation and amortization				Net book value
		As at April 1, 2006	Additions	Deletions/ Retirement	As at December 31, 2006	As at April 1, 2006	For the period	Deletions/ Retirement	As at December 31, 2006	As at December 31, 2006	As at March 31, 2006

	Goodwill	41	468	-	509	-	-	-	-	509	41
	Land: free-hold	34	4	-	38	-	-	-	-	38	34
	leasehold	104	20	4	120	-	-	-	-	120	104
	Buildings	1,022	354	-	1,376	180	62	-	242	1,134	842
	Plant and machinery	569	159	-	728	309	80	-	389	339	260
	Computer equipment	757	222	2	977	552	165	2	715	262	205
	Furniture and fixtures	443	99	-	542	283	55	-	338	204	160
	Leasehold improvements	11	4	-	15	4	6	-	10	5	7
	Vehicles	2	1	-	3	-	1	-	1	2	2
		2,983	1,331	6	4,308	1,328	369	2	1,695	2,613	1,655
	Previous Period	2,287	686	15	2,958	1,031	293	15	1,309	1,649	1,256
	Previous year	2,287	841	145	2,983	1,031	437	140	1,328	1,655

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore
Schedules to the Consolidated Balance Sheet as at		December 31, 2006	March 31, 2006

4	INVESTMENTS
	Trade (unquoted) - at cost
	Long- term investments	12	17
	Less: Provision made for investments	12	15
		-	2
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual funds	2,192	753
		2,192	755
	Aggregate amount of unquoted investments	2,192	755
5	DEFERRED TAX ASSETS
	Fixed assets	73	57
	Sundry debtors	3	2
	Leave provisions and others	7	6
		83	65
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	-	-
	considered doubtful	25	8
	Other debts
	Unsecured
	considered good*	2,216	1,608
	considered doubtful	3	2
		2,244	1,618
	Less: Provision for doubtful debts	28	10
		2,216	1,608
	* Includes dues from companies where directors are interested	3	2

7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks
	In current accounts *	288	224
	In deposit accounts in Indian Rupees	1,222	2,800
	Balances with non-scheduled banks
	In deposit accounts in foreign currency	-	-
	In current accounts in foreign currency	338	405
		1,848	3,429
	*Includes balance in unclaimed dividend account	3	3

8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances	-	1
	prepaid expenses	27	32
	for supply of goods and rendering of services	7	10
	advance to gratuity trust	-	-
	others	25	14
		59	57
	Unbilled revenues	316	211
	Advance income tax	309	267
	Loans and advances to employees
	housing and other loans	40	49
	salary advances	69	63
	Electricity and other deposits	19	16
	Rental deposits	16	16
	Deposits with financial institution and body corporate (refer note 22.2.9)	872	607
	Deposits with government authorities	-	-
	Mark to Market forward contract & option - asset	84	-
	Other assets	2	11
		1,786	1,297
	Unsecured, considered doubtful
	Loans and advances to employees	1	1
		1,787	1,298
	Less: Provision for doubtful loans and advances to employees	1	1
		1,786	1,297

9	CURRENT LIABILITIES
	Sundry creditors
	capital goods	-	-
	goods and services	19	12
	accrued salaries and benefits
	salaries	36	9
	bonus and incentives	189	260
	unavailed leave	139	101
	for other liabilities
	accrual for expenses	383	218
	retention monies	9	13
	withholding and other taxes payable	143	89
	for purchase of intellectual property rights	-	20
	others	5	3
		923	725
	Advances received from clients	15	7
	Unearned revenue	334	194
	Unclaimed dividend	3	3
	Mark to Market on options/due on forward contracts	-	5
		1,275	934
10	PROVISIONS
	Proposed dividend	-	1,061
	Provision for
	tax on dividend	-	149
	income taxes*	303	190
	post-sales client support and warranties	23	12
		326	1,412
* Refer to note 22.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Profit and Loss Account for the		Quarter ended		Nine months ended
		December 31,		December 31,
		2006	2005	2006	2005

11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,572	1,105	4,416	2,963
	Contribution to provident and other funds	40	24	113	67
	Staff welfare	13	10	33	24
	Overseas travel expenses	107	78	342	258
	Technical sub-contractors	85	40	211	111
	Software packages
	for own use	60	35	147	102
	for service delivery to clients	5	6	20	25
	Communication expenses	18	14	53	46
	Rent	8	7	24	19
	Computer maintenance	7	7	17	15
	Consumables	6	4	18	12
	Provision for post-sales client support and warranties	5	(9)	11	(15)
	Miscellaneous expenses	12	6	32	17
		1,938	1,327	5,437	3,644
12	SELLING AND MARKETING EXPENSES

	Salaries and bonus including overseas staff expenses	136	96	411	271
	Contribution to provident and other funds	1	1	3	1
	Staff welfare	1	1	2	1
	Overseas travel expenses	27	18	77	56
	Traveling and conveyance	1	2	6	3
	Brand building	17	14	44	37
	Commission and earnout charges	27	11	54	28
	Professional charges	5	5	17	20
	Rent	5	4	14	12
	Marketing expenses	11	3	19	9
	Telephone charges	2	2	5	4
	Printing and stationery	1	-	1	1
	Advertisements	-	-	2	1
	Sales promotion expenses	1	-	2	1
	Office maintenance	-	-	1	-
	Communication Expenses	1	-	1	1
	Insurance charges	-	-	-	-
	Consumables	-	-	-	-
	Software packages
	for own use	-	-	-	-
	Computer maintenance	-	-	-	-
	Rates and taxes	-	-	-	-
	Miscellaneous expenses	-	1	2	2
		236	158	661	448
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	73	43	202	122
	Contribution to provident and other funds	3	2	9	6
	Staff welfare	-	1	-	1
	Telephone charges	31	20	90	60
	Professional charges	38	27	109	70
	Power and fuel	25	17	73	49
	Office maintenance	26	20	78	53
	Traveling and conveyance	23	17	68	47
	Overseas travel expenses	5	5	17	16
	Insurance charges	8	6	23	18
	Printing and stationery	5	3	12	9
	Rates and taxes	8	3	20	9
	Donations	7	4	16	13
	Rent	6	2	16	8
	Advertisements	2	3	6	10
	Professional membership and seminar participation fees	3	2	8	7
	Repairs to building	5	3	15	11
	Repairs to plant and machinery	4	3	10	8
	Postage and courier	1	1	6	4
	Books and periodicals	1	1	3	3
	Recruitment and training	1	2	6	5
	Provision for bad and doubtful debts	5	(4)	25	6
	Provision for doubtful loans and advances	-	-	-	-
	Commission to non-whole time directors	1	-	2	1
	Auditor's remuneration
	statutory audit fees	-	-	1	1
	certification charges	-	-	-	-
	others	-	-	-	-
	out-of-pocket expenses	-	-	-	-
	Bank charges and commission	-	1	1	1
	Freight charges	-	-	-	1
	Research grants	2	1	7	1
	Software packages
	for own use	-	1	-	1
	Miscellaneous expenses	2	2	6	6
		285	186	829	547
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	32	27	107	76
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	38	25	87	57
	Miscellaneous income, net (Refer to note 22.2.10)	9	1	16	3
	Exchange differences	(20)	(58)	43	(68)
		59	(5)	253	68
	*Tax deducted at source	4	4	23	14
15	PROVISION FOR TAXATION
	Income taxes*	134	81	376	245
	Deferred taxes	(4)	2	(17)	(12)
		130	83	359	233
* Refer to note 22.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Cashflow Statements for the		Nine months ended December 31,
		2006	2005

16	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet	1,786	1,496
	Add: Gratuity transitional liability (Refer to note 22.2.21)	13	-
	Less: Deposits with financial institutions,
	included in cash and cash equivalents	(751)	(451)
	Advance income taxes separately considered	(309)	(579)
		739	466
	Less: Opening balance considered	(504)	(407)
		235	59
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	1,601	1,570
	Add/ (Less): Provisions separately considered in the cash flow Statement
	Income taxes	(303)	(709)
	Dividends	-	-
	Dividend tax	-	-
		1,298	861
	Less: Opening balance considered*	(959)	(685)
		339	176
	*Adjusted for liability towards intellectual property rights (Refer to note 22.2.19)

18	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	359	233
	Add: Increase/ decrease in advance income taxes	42	175
	Increase / decrease in deferred taxes	18	12
	Less: Increase in income tax provision	(113)	(163)
		306	257
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per Balance Sheet*	859	686
	Less: Opening Capital work-in-progress	(571)	(318)
	Add: Closing Capital work-in-progress	578	447
		866	815
	* Excludes Rs 4 crore towards movement of land from Leasehold to Freehold
	* Excludes goodwill on buyback of Infosys BPO Ltd shares

20	INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
	As per the Balance Sheet	2,192	2,205
	Add: Provisions made on investments	3	1
		2,195	2,206
	Less: Profit on sale of liquid mutual funds	(8)	-
	Opening balance considered	(755)	(1,211)
		1,432	995
	* Refer to note 22.2.11 for details of investments and redemptions

21	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	1,848	1,694
	Add: Deposits with financial institutions, included herein	751	451
		2,599	2,145

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Financial Statements for the quarter and nine months ended December 31, 2006

22. Significant accounting policies and notes on accounts

Company overview
Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited and,wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China") formerly known as Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting, Inc., USA ("Infosys Consulting") is a leading global technology services organisation. The group of companies ("the Group") provide end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

22. 1 Significant accounting policies

22.1.1 Basis of preparation of financial statements
The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI") and guidelines issued by the Securities and Exchange Board of India. The interim financial statements are prepared to conform to the accounting standard on "Interim Financial Reporting". Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.
Management evaluates all recently issued or revised accounting standards on an on-going basis.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements issued by the ICAI. The financial statements of Infosys -- the parent company, Infosys BPO, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group.  Minority interests have been excluded.  Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation adjustment.

22.1.2 Use of estimates
The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired.  An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal.  The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above.  Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated.Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3 Revenue recognition
Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered.  Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.  Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment.  Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4 Expenditure
The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5 Fixed assets, intangible assets and capital work-in-progress
Fixed assets are stated at cost, less accumulated depreciation.  Direct costs are capitalized until fixed assets are ready for use.  Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date.  Intangible assets are recorded at the consideration paid for acquisition.

22.1.6 Depreciation and amortization
Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use.  Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

22.1.7 Retirement benefits to employees

22.1.7.a  Gratuity
Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees at the company and Infosys BPO. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Infosys BPO respectively.  Infosys  fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Infosys BPO fully contributes all ascertained liabilities to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

22.1.7.b  Superannuation
Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions.  Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.  From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

22.1.7.c  Provident fund
Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust.  The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

22.1.8 Research and development
Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9 Foreign currency transactions
Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group's accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10 Forward contracts and options in foreign currencies
The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete.  On completion, the gain or loss is transferred to the profit and loss account of that period.  To designate a forward contract and option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11 Income tax
Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered.  The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date.  The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year for each of the consolidated entities. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

22.1.12 Earnings per share
In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary/exceptional item.  The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period.  The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares.  The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date.   The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

22.1.13 Investments
Trade investments are the investments made to enhance the Group's business interests.  Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment.  Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14 Cash flow statement
Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

22.2 Notes on accounts
Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 22.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current period's presentation.

22.2.1 Aggregate expenses
The aggregate amounts incurred on certain specific expenses:
in Rs. Crore
	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005

Salaries and bonus including overseas staff expenses	1,781	1,244	5,029	3,356
Contribution to provident and other funds	44	27	125	74
Staff welfare	14	12	35	26
Overseas travel expenses	139	101	436	330
Traveling and conveyance	24	19	74	50
Technical sub-contractors	85	40	211	111
Software packages
for own use	60	36	147	103
for service delivery to clients	5	6	20	25
Professional charges	43	32	126	90
Telephone charges	33	22	95	64
Communication expenses	19	14	54	47
Power and fuel	25	17	73	49
Office maintenance	26	20	79	53
Rent	19	13	54	39
Brand building	17	14	44	37
Commission and earnout charges	27	11	54	28
Insurance charges	8	6	23	18
Printing and stationery	6	3	13	10
Computer maintenance	7	7	17	15
Consumables	6	4	18	12
Rates and taxes	8	3	20	9
Advertisements	2	3	8	11
Donations	7	4	16	13
Marketing expenses	11	3	19	9
Professional membership and seminar participation fees	3	2	8	7
Repairs to building	5	3	15	11
Repairs to plant and machinery	4	3	10	8
Postage and courier	1	1	6	4
Provision for post-sales client support and warranties	5	(9)	11	(15)
Books and periodicals	1	1	3	3
Recruitment and training	1	2	6	5
Provision for bad and doubtful debts	5	(4)	25	6
Provision for doubtful loans and advances	-	-	-	-
Commission to non-whole time directors	1	-	2	1
Sales promotion expenses	1	-	2	1
Auditor's remuneration		-		-
statutory audit fees	-	-	1	1
certification charges	-	-	-	-
others	-	-	-	-
out-of-pocket expenses	-	-	-	-
Bank charges and commission	-	1	1	1
Freight charges	-	-	-	1
Research grants	2	1	7	1
Miscellaneous expenses	14	9	40	25
	2,459	1,671	6,927	4,639
Fringe Benefit Tax (FBT) in India included in the above	6	4	15	11

22.2.2. Capital commitments and contingent liabilities
in Rs. Crore
Particulars	As at
	December 31, 2006	March 31, 2006
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	767	519
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	31	26
Claims against the company, not acknowledged as debts
(Net of Amount paid to statutory authorities of Rs. 138 crore (Rs. 138 crore) *	19	14
Forward contracts outstanding
In US $	US$ 76,000,000	US$ 119,000,000
(Equivalent approximate in Rs. Crore)	346	529
Options contracts outstanding
Common Strike Ratio Option	-	US$ 8,000,000
(Equivalent approximate in Rs. Crore)	-	36
Range barrier options in US $	US$ 217,250,000	US$ 210,000,000
(Equivalent approximate in Rs. Crore)	958	934
Range barrier options in Euro	Euro 5,000,000	Euro 3,000,000
(Equivalent approximate in Rs. Crore)	29	16
Range barrier options in GBP	£ 30,750,000	£3,000,000
(Equivalent approximate in Rs. Crore)	266	23

* Claims against the Company not acknowledged as debts include demands from Indian tax authorities for payment of additional tax of Rs. 135 crore (Rs. 135 crore), including interest of Rs. 33 crore (Rs. 33 crore), upon completion of their tax review for fiscal 2002 and 2003. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income-tax Act. The deductible amount is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not  reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process.  No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

The company received the order of the appellate authority, the Commissioner of Income Tax (Appeals), Bangalore for the demand pertaining to fiscal 2002 and fiscal 2003 in April 2006 and August 2006 respectively.  The position of the company has been substantially upheld by the appellate authority.

22.2.3, Obligations on long-term, non-cancelable operating leases
The lease rentals charged during the quarter and nine months ended December 31, 2006 and 2005 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-
in Rs. Crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Lease rentals recognized during the period	19	13	54	39

in Rs. Crore
Lease obligations	As at
	December 31, 2006	March 31, 2006

Within one year of the balance sheet date	46	32
Due in a period between one year and five years	113	114
Due after five years	51	61
	210	207

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals.  Some of these lease agreements have price escalation clause.

22.2.4 Related party transactions
During the quarter and nine months ended December 31, 2006, an amount of Rs. 5 crore and Rs. 14 crore respectively (Rs. 2 crore and Rs. 9 crore for the quarter and nine months ended December 31, 2005 respectively ) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.5 Transactions with key management personnel
Particulars of remuneration and other benefits paid to key management personnel during the quarter and nine months ended December 31, 2006 and December 31, 2005 have been detailed in Schedule 22.3, since the amounts are less than a crore.

22.2.6 Research and development expenditure
in Rs. Crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Capital	-	-	-	-
Revenue	43	25	115	77
	43	25	115	77

22.2.7 Stock option plans
The company has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")
The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005

Options outstanding, beginning of period	37,33,549	54,93,464	45,46,480	61,08,580
Granted	-	-	-	-
Less: exercised	(346,993)	(547,296)	(1,022,564)	(1,094,756)
forfeited	(25,446)	(50,840)	(162,806)	(118,496)
Options outstanding, end of period	33,61,110	48,95,328	33,61,110	48,95,328

1999 Stock Option Plan ("the 1999 Plan")
In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005

Options outstanding, beginning of period	1,51,26,339	2,42,48,376	1,91,79,074	2,81,09,874
Granted	-	-	-	-
Less: exercised	(1,716,474)	(3,184,006)	(5,715,944)	(6,814,472)
forfeited	(23,875)	(63,180)	(77,140)	(294,212)
Options outstanding, end of period	1,33,85,990	2,10,01,190	1,33,85,990	2,10,01,190

The aggregate options considered for dilution are set out in note 22.2.18

Infosys BPO's 2002 Plan
Infosys BPO's 2002 Plan provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Infosys BPO. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value ("FMV") on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan during the quarter and nine months ended December 2006 and 2005 :-

Number of options granted, exercised and forfeited	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005

Options outstanding, beginning of period	25,69,739	32,68,100	24,52,330	31,16,518
Granted	-	1,85,820	593,300	9,94,120
Less: exercised	(34,467)	(85,773)	(430,329)	(640,975)
forfeited	(188,467)	(275,463)	(268,496)	(376,979)
Options outstanding, end of period	23,46,805	30,92,684	23,46,805	30,92,684

Proforma Accounting for Infosys BPO Stock Option Plan
Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by guidance note, Infosys BPO has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note "Accounting of employee share based premiums". Had the compensation cost for Infosys BPO's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

Particulars	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Net Profit:
As Reported	983	649	2,712	1,786
Less: Stock-based employee compensation expense	2	1	6	3
Adjusted Proforma	981	648	2,706	1,783

Basic Earnings per share as reported	17.64	11.85	48.88	32.80
Proforma Basic Earnings per share	17.60	11.83	48.78	32.75
Diluted Earnings per share as reported	17.24	11.52	47.73	31.87
Proforma Earnings per share as reported	17.21	11.50	47.64	31.82

The Fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Particulars	Quarter ended December 31,		Nine months ended December 31,
	2006*	2005	2006	2005

Dividend yield %	-	0.00%	0.00%	0.00%
Expected life	-	1-6 years	1-6 years	1-6 years
Risk free interest rate	-	7.13%	8.11%	6.90%-7.13%
Volatility	-	50.00%	50.00%	50.00%
* No grants were made during the quarter

22.2.8 Income taxes
The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company's and all of Infosys BPO's operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys now also has operations in a Special Economic Zone ("SEZ's"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

22.2.9 Loans and advances
in Rs. Crore
	As at
Particulars	December 31, 2006	March 31, 2006
Deposits with financial institutions and body corporate:
Housing Development Finance Corporation Limited ("HDFC")	502	511
GE Capital Services India Limited	249	16
Life Insurance Corporation of India	121	80
	872	607
Interest accrued but not due (included above)	3	-

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

22.2.10.   Fixed assets
Profit / loss on disposal of fixed assets during the quarter ended December 31, 2006 and December 31, 2005 are less than Rs.1 crore and accordingly disclosed in note 22.3

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at December 31, 2006.

22.2.11.   Details of Investments
Details of investments in and disposal of securities during the quarter and nine months ended December 31, 2006 and 2005:-
in Rs crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Investment in securities
Liquid Mutual funds	633	228	3,630	1,850
	633	228	3,630	1,850
Redemption / Disposal of Investment in securities
Long-term investments	-	-	6	-
Liquid Mutual funds	1,262	352	2,192	855
	1,262	352	2,198	855
Net movement in investment	(629)	(124)	1,432	995

22.2.12.   Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of	Holding as at
	incorporation	December 31, 2006	March 31, 2006

Infosys BPO Ltd	India	99.91%	71.74%
Infosys Technologies (Australia) Pty Ltd.	Australia	100%	100%
Infosys Technologies (China) Co. Ltd.	China	100%	100%
Infosys Consulting Inc.	USA	100%	100%
Progeon s.r.o.*	Czech Republic	99.91%	71.74%
* Progeon s.r.o is a wholly owned subsidiary of Infosys BPO Ltd.

On December 8, 2006, the shareholders of Infosys BPO Limited ("Infosys BPO") approved a buy-back of upto 12,79,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006. As of December 31, 2006 Infosys holds 99.91% of the outstanding equity shares of Infosys BPO Limited.

22.2.13. Provision for doubtful debts
Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date.  As at December 31, 2006,  the company has provided for doubtful debts of Rs. 3 crore (as at March 31, 2006 Rs. 2 crore) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.14 Segment reporting
The Group's operations predominantly relate to providing IT services and Business Process Management, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments
Quarter ended December 31, 2006 and 2005:
in Rs. Crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,411	469	671	383	721	3,655
	911	357	400	262	602	2,532
Identifiable operating expenses	575	201	273	145	273	1,467
	384	156	150	103	231	1,024
Allocated expenses	383	127	182	104	196	992
	226	89	93	73	166	647
Segmental operating income	453	141	216	134	252	1,196
	301	112	157	86	205	861
Unallocable expenses						141
						117
Operating income						1,055
						744
Other income (expense), net						59
						(5)
Net profit before tax and exceptional items						1,114
						739
Provision for taxation						130
						83
Net profit after tax and before exceptional items						984
						656
Income on sale of investments (net of taxes)						-
						-
Net profit after taxes, exceptional items and before minority interest						984
						656

Nine months ended December 31, 2006 and 2005:
in Rs. Crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	3,813	1,390	1,853	988	2,077	10,121
	2,481	942	1,139	701	1,634	6,897
Identifiable operating expenses	1,632	592	715	405	826	4,170
	1,045	418	429	286	648	2,826
Allocated expenses	1,039	378	505	269	566	2,757
	642	238	274	191	468	1,813
Segmental operating income	1,142	420	633	314	685	3,194
	794	286	436	224	518	2,258
Unallocable expenses						369
						293
Operating income						2,825
						1,965
Other income (expense), net						250
						67
Net profit before tax and exceptional items						3,075
						2,032
Provision for taxation						359
						233
Net profit after tax and before exceptional items						2,716
						1,799
Income on sale of investments (net of taxes)						6
						-
Net profit after taxes, exceptional items and before minority interest						2,722
						1,799

Geographic segments

Quarter ended December 31, 2006 and 2005:
in Rs. Crore
	North America	Europe	India	Rest of the World	Total
Revenues	2,309	980	65	301	3,655
	1,645	630	35	222	2,532
Identifiable operating expenses	977	372	14	104	1,467
	684	243	17	80	1,024
Allocated expenses	627	266	18	81	992
	413	147	8	79	647
Segmental operating income	705	342	33	116	1,196
	548	240	10	63	861
Unallocable expenses					141
					117
Operating income					1,055
					744
Other income (expense), net					59
					(5)
Net profit before tax and exceptional items					1,114
					739
Provision for taxation					130
					83
Net profit after tax and before exceptional items					984
					656
Income on sale of investments (net of taxes)					-
					-
Net profit after taxes, exceptional items and before minority interest					984
					656

Nine months ended December 31, 2006 and 2005:
in Rs. Crore
	North America	Europe	India	Rest of the World	Total
Revenues	6,440	2,661	159	861	10,121
	4,462	1,667	118	650	6,897
Identifiable operating expenses	2,771	1,045	46	308	4,170
	1,871	664	53	238	2,826
Allocated expenses	1,755	725	43	234	2,757
	1,143	399	28	243	1,813
Segmental operating income	1,914	891	70	319	3,194
	1,448	604	37	169	2,258
Unallocable expenses					369
					293
Operating income					2,825
					1,965
Other income (expense), net					250
					67
Net profit before tax and exceptional items					3,075
					2,032
Provision for taxation					359
					233
Net profit after tax and before exceptional items					2,716
					1,799
Income on sale of investments (net of taxes)					6
					-
Net profit after taxes, exceptional items and before minority interest					2,722
					1,799

22.2.15. Dividends remitted in foreign currencies
Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:-
in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended December 31,		Nine months ended December 31,
		2006	2005	2006	2005
Final dividend for Fiscal 2005*	7,55,32,654	-	-	-	25
Final dividend for Fiscal 2006*	7,70,94,270	-	-	33	-
Silver Jubilee special dividend*	7,70,94,270	-	-	116	-
Interim dividend for fiscal 2006*	7,61,02,422	-	25	-	25
Interim dividend for fiscal 2007	7,76,06,280	39	-	39	-
* Adjusted for bonus issue

22.2.16. Conversion of cumulative preference shares in Infosys BPO
Infosys BPO had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005, CIFC exercised its rights under the shareholders' agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration of Rs 530 crore ( US $ 115.13 Mn). The net consideration of Rs 309 crore, after withholding taxes of Rs 221 crore was remitted to CIFC on the same date.

22.2.17. Provisions for investments
The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The company made a provision of Rs. Nil and Rs. 2 crore during the quarter and nine months ended December 31, 2006 (Rs. Nil for the quarter and nine months ended December 31, 2005) on trade investments.

The company provided Rs. 0.19 and Rs. 1 crore during the quarter and nine months ended December 31, 2006 (for the quarter and nine months ended December 31, 2005 Rs. 1 crore and Rs. 1 crore respectively) on revision of the carrying amount of non-trade current investments to fair value.

22.2.18. Reconciliation of basic and diluted shares used in computing earnings per share
At the annual general meeting held on June 10, 2006, the shareholders approved a 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue was July 14, 2006 and shares were allotted on July 15, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.
in Rs. crore
	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Number of shares considered as basic weighted average shares outstanding	55,70,34,398	54,75,42,952	55,48,77,140	54,45,78,758
Add: Effect of dilutive issues of shares/stock options	1,26,82,686	1,56,66,954	1,32,95,919	1,59,08,234
Number of shares considered as weighted average shares and potential shares outstanding	56,97,17,084	56,32,09,906	56,81,73,059	56,04,86,992

22.2.19 Intellectual Property Rights
Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US$ 4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the quarter Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability in books amounts to Rs. 6.5 crore (US$ 1.4 million) has been written back and disclosed in Other Income.

22.2.20 Exceptional item
During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.

During the nine months ended December 31, 2006, the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is Nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) has been recognized in the profit and loss account as an exceptional item.

During the nine months ended December 31, 2006, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

22.2.21 Gratuity Plan
Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 13 crore. As required by the standard, the obligation has been recorded with the transfer of Rs.13 crore to general reserves.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:	in Rs. Crore
Particulars	Nine months ended
December 31, 2006
Obligations at period beginning	182
Service Cost	35
Interest cost	10
Actuarial (gain)/loss	(2)
Benefits paid	(10)
Obligations at period end	215

Defined benefit obligation liability as at the balance sheet is wholly funded by the company

Change in plan assets
Plans assets at period beginning, at fair value	170
Expected return on plan assets	12
Actuarial gain/(loss)	1
Contributions	44
Benefits paid	(12)
Plans assets at period end, at fair value	215

Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	215
Present value of the defined benefit obligations at the end of the period	215
Asset recognized in the balance sheet	-
Gratuity cost for the period
Service cost	35
Interest cost	10
Expected return on plan assets	(12)
Actuarial (gain)/loss	(2)
Net gratuity cost	31
Investment details of plan assets
100% of the plan assets are invested in debt instruments.
Assumptions
Interest rate	7.60%
Estimated rate of return on plan assets	7.60%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

22.2.22 Cash flow statement

22.2.22.a
The balance of cash and cash equivalents includes Rs. 3 crore as at December 31, 2006 (Rs. 3 crore as at March 31, 2006) set aside for payment of dividends.

22.2.22.b Restricted Cash
Deposits with financial institutions and body corporate as at December 31, 2006 include an amount of Rs. 121 crore (Rs. 80 crore as at March 31, 2006) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

22.3 Details of rounded off amounts
The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below:

Balance Sheet Items
in Rs. Crore
Schedule	Description	As at
		December 31, 2006	March 31, 2006

Balance Sheet	Minority Interest	0.26	68.08
3	Fixed assets
	Deductions/retirements
	Land: free-hold	-	0.01
	Plant and machinery	0.33	-
	Furniture and fixtures	0.15	-
	Depreciation
	Plant and machinery	0.23	7.00
	Furniture and fixtures	0.11	18.00
	Vehicles	-	0.19
7	Cash on hand	0.03	0.04
8	Unsecured, considered doubtful
	Advance to gratuity trust	0.31	-
	Loans and advances to employees	0.68	0.50
	Provision for doubtful loans and advances to employees	0.68	0.50
22.2.9	Loans & Advances
	Interest accrued but not due - Deposits with Financial Institutions and Body Corporates	3.14	0.10

Profit & Loss Items
in Rs. Crore
Schedule	Description	Quarter ended December 31,		Nine months ended December 31,
		2006	2005	2006	2005

Profit & Loss	Provision for investments	0.20	(0.27)	3.21	0.29

12	Selling and Marketing expenses
	Contribution to provident and other funds	0.78	0.50	2.23	1.07
	Advertisements	0.36	0.30	2.39	0.80
	Printing & Stationery	0.57	0.31	1.40	0.86
	Sales promotion expenses	0.41	0.32	1.32	0.59
	Office maintenance	0.12	0.04	0.25	0.28
	Insurance charges	-	0.23	0.10	0.33
	Computer maintenance	0.03	-	0.08	-
	Staff welfare	0.87	0.54	2.25	0.97
	Software Packages
	for Own Use	-	-	0.42	0.06
	Communication Expenses	0.40	0.32	0.96	0.45
	Consumables	0.11	0.06	0.30	0.12
	Miscellaneous Expenses	0.10	1.00	1.96	2.00
13	General and Administrative expenses
	Staff Welfare	-	0.57	-	0.57
	Provision for doubtful loans and advances	0.07	0.26	0.16	0.33
	Commission to non-whole time directors	0.52	0.37	1.63	0.68
	Auditor's remuneration :
	Statutory audit fees	0.26	0.35	0.90	0.60
	Certification charges	0.01	0.01	0.01	0.01
	Out-of-pocket expenses	-	0.01	0.04	0.02
	Freight charges	0.20	0.18	0.65	0.36
	Research grants	2.04	0.35	7.02	0.44
	Software packages
	for own use	-	0.42	-	0.42
	Bank charges and commission	0.17	0.35	1.18	0.54
22.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.07	0.26	0.16	0.41
	Commission to non-whole time directors	0.52	0.38	1.63	1.06
	Sales promotion expenses	0.41	0.32	1.32	0.97
	Auditor's remuneration
	statutory audit fees	0.26	0.35	0.90	0.88
	certification charges	0.01	0.01	0.01	0.01
	out-of-pocket expenses	-	0.01	0.04	0.02
	Bank charges and commission	0.17	0.35	1.18	1.00
	Freight charges	0.20	0.18	0.65	0.58
	Research grants	2.04	0.36	7.02	0.57
22.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.06	0.11	0.13	0.34
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.01)	(0.25)	(0.03)	(0.28)

22.2.17	Provision for investments	0.20	(0.27)	3.21	0.29

Cash Flow Statement Items

Schedule	Description	For the nine months ended December 31,
		2006	2005

Cash Flow	Profit/ loss on sale of fixed assets	(0.05)	0.06
Statement	Provisions for investments	3.21	0.29
	Proceeds on disposal of fixed assets	0.30	0.25

Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the quarter and nine months ended December 31, 2006 and 2005 are as follows:

( figures in italics are corresponding to the quarter and nine months ended December 31, 2005)
Name	Salary	Contributions	Perquisites	Total
		to provident and other funds	and incentives	Remuneration
Chairman and Chief Mentor
N R Narayana Murthy*	-	-	-	-
	0.03	0.01	0.06	0.10
	0.06	0.02	0.21	0.29
	0.09	0.03	0.17	0.29
Chief Executive Officer and Managing Director
Nandan M Nilekani	0.04	0.01	0.05	0.10
	0.03	0.01	0.06	0.10
	0.12	0.03	0.24	0.39
	0.09	0.03	0.16	0.28
President , Chief Operating Officer and Joint Managing Director
S Gopalakrishnan	0.04	0.01	0.05	0.10
	0.03	0.01	0.06	0.10
	0.12	0.03	0.25	0.40
	0.09	0.03	0.17	0.29
Whole-time Directors
K Dinesh	0.04	0.01	0.05	0.10
	0.03	0.01	0.06	0.10
	0.10	0.03	0.24	0.37
	0.09	0.03	0.15	0.27

S D Shibulal	0.03	0.01	0.04	0.08
	0.23	-	0.07	0.30
	0.10	0.03	0.20	0.33
	0.68	-	0.21	0.89

T V Mohandas Pai	0.06	0.02	0.09	0.17
	0.05	0.02	0.11	0.18
	0.18	0.06	0.44	0.68
	0.15	0.06	0.34	0.55

Srinath Batni	0.05	0.01	0.07	0.13
	0.04	0.02	0.11	0.17
	0.15	0.03	0.37	0.55
	0.13	0.05	0.30	0.48

Chief Financial Officer
V Balakrishnan	0.04	0.01	0.16	0.21
	0.03	0.01	0.09	0.13
	0.13	0.03	0.43	0.59
	0.09	0.03	0.31	0.43
* Wholetime director till August 20, 2006

Particulars of remuneration and other benefits paid to key management personnel during the quarter ended December 31, 2006 and 2005:

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.06	-	-	0.06
	0.05	-	-	0.05
	0.18	-	-	0.18
	0.14	0.01	-	0.15

Prof. Marti G Subrahmanyam	0.05	-	-	0.05
	0.04	-	0.02	0.06
	0.17	-	0.05	0.22
	0.12	-	0.09	0.21

Philip Yeo	-	-	-	-
	-	-	-	-
	-	-	-	-
	0.03	-	-	0.03

Dr. Omkar Goswami	0.05	-	0.01	0.06
	0.04	-	-	0.04
	0.15	-	0.02	0.17
	0.13	0.02	0.02	0.17

Sen.Larry Pressler	-	-	-	-
	0.04	-	-	0.04
	0.03	-	0.03	0.06
	0.12	-	-	0.12

Rama Bijapurkar	0.05	-	-	0.05
	0.04	-	-	0.04
	0.17	-	0.01	0.18
	0.12	-	-	0.12

Claude Smadja	0.05	-	0.04	0.09
	0.04	-	-	0.04
	0.17	-	0.17	0.34
	0.12	-	0.08	0.20

Sridar A Iyengar	0.05	-	-	0.05
	0.04	0.03	-	0.07
	0.17	-	0.08	0.25
	0.18	0.03	0.11	0.32

Jeffrey Lehman	0.05	-	-	0.05
	-	-	-	-
	0.15	-	-	0.15
	-	-	-	-

David Boyles	0.05	-	-	0.05
	0.03	-	-	0.03
	0.17	-	-	0.17
	0.06	-	-	0.06

N R Narayana Murthy*	0.06	-	-	0.06
	-	-	-	-
	0.09	-	-	0.09
	-	-	-	-
* Appointed as Additional Director effective August 21, 2006.

AUDITORS' REPORT TO THE BOARD OF DIRECTORS ON THE CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited (the Company) and subsidiaries (collectively called the 'the Infosys Group') as at 31 December 2006, the consolidated Profit and Loss Account of the Infosys Group for the quarter and nine months ended on that date and the consolidated Cash Flow Statement of the Infosys Group for the nine months ended on that date, annexed thereto.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India.  Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)   in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 31 December 2006;
(b)   in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the quarter and nine months ended on that date; and
(c)   in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the nine months ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
11 January 2007